THOMAS E. BISSET
DIRECT LINE: 202.383.0118
E-mail: thomas.bisset@sutherland.com
April 26, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Re:	Post-Effective Amendment No. 22 to the Form N-4 Registration Statement for Farm Bureau Life Annuity Account File Nos. 33-67538 and 811-07974
Dear Commissioners:
     On behalf of Farm Bureau Life Insurance Company (the “Company”), on its own behalf and on behalf of Farm Bureau Life Annuity Account (the “Account”), we have attached for filing Post-Effective Amendment No. 22 (the “Amendment”) to the Account’s registration statement on Form N-4.
     The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 primarily for the purpose of responding to comments received from the staff of the Securities and Exchange Commission (the “SEC staff”) on Post-Effective Amendment No. 21 to the Account’s registration statement describing certain flexible premium deferred variable annuity contracts (the “Contract”). The Amendment also reflects routine and clarifying changes. As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).
     The following paragraphs provide the Company’s response to oral comments received by counsel to the Company from Mr. Min S. Oh of the SEC staff on April 12, 2010. For the SEC staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows.
1.	Comment: Please disclose to the staff whether there are any guarantee or credit support arrangements (i.e. agreements pertaining to the capitalization of the Company) in place or

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April 26, 2010

whether the Company will be responsible for payouts related to any guarantees under the Contract.

Response: The Company has not entered into any guarantees or credit support agreements with third parties regarding the Contracts. The Company will be primarily responsible for payouts related to any guarantees associated with the Contracts.

2.	Comment: In the prospectus, please provide a representation that the prospectus contains all material features of the Contract, or disclose any material variations in the Contract.

Response: The prospectus describes all material features of the Contract, and a statement to that effect has been added to the “SUMMARY OF THE CONTRACT” section of the Amendment.

3.	Comment: If you seek to rely on rule 12h-7 under the Securities Exchange Act of 1934, then please provide the appropriate representation, as called for in rule 12h-7(f).

Response: The Company does not intend to rely on rule 12h-7 under the Securities Exchange Act of 1934.

4.	With regard to the “Fee Tables” section of the prospectus:
a.	Comment: In the “Fee Tables” section of the prospectus, contractual fee waiver and reimbursement agreements can be reflected in the table of minimum and maximum total annual portfolio company operating expenses only if such agreements are in effect for at least one year from the date of the prospectus.

Response: The Company acknowledges the SEC staff comment.

b.	Comment: Please reduce the font size of the table under footnote four (4) so that the table is clearly part of the footnote.

Response: The Company has complied with the SEC staff comment.

c.	Comment: Please confirm that any contractual fee waiver or expense reimbursement arrangements are reflected in the examples only for their contractual duration.

Response: The Investment Option fees and expenses reflected in the Examples factor in any contractual reimbursements and fee waivers only for their contractual duration.

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April 26, 2010

d.	Comment: In footnote (1) to the “Examples,” please provide a cross-reference to the appropriate section of the prospectus that describes the different surrender charge structures.

Response: The Company has complied with the SEC staff comment.
5.	Comment: The third sentence following the subheading “We own the Account’s assets” (the second paragraph under the heading “Farm Bureau Annuity Account”) provides “We may transfer assets which exceed these reserves and liabilities to our General Account.” Please disclose the nature of those assets.

Response: In response to the SEC staff comment, the Company has revised the paragraph that follows the subheading “We own the Account’s assets” to include the following statement: “For example, we may transfer assets attributable to our investment in the Account or fees and charges that have been earned.”

6.	Comment: Please confirm the number of Subaccounts available under the Account.

Response: As noted under the subheading “Investment Options” in the section of the prospectus designated “THE COMPANY, ACCOUNT AND INVESTMENT OPTIONS,” there currently are 39 Subaccounts of the Account that are available as Investment Options under the Contract. Because the T. Rowe Price Mid-Cap Growth Subaccount is once again available for investment by all Owners—not just Owners of Contracts issued before May 1, 2004, the prospectus disclosure has been revised to remove any reference to limited availability of that Subaccount.

7.	With regard to the prospectus disclosure addressing the asset allocation program:
a.	Comment: For consistent use of terminology in this section of the prospectus, please replace any references to “Policy” with “Contract.”

Response: The Company has complied with the SEC staff comment.

b.	Comment: Please provide disclosure regarding how the asset allocation program interacts with other features of the Contract, including, the automatic rebalancing, dollar cost averaging and systematic withdrawal programs, requests for partial surrenders and surrenders, and the processing of those surrenders. Such disclosure may be presented in the section of the prospectus describing the Asset Allocation Program, or in the sections of the prospectus that provide detailed descriptions of the relevant Contract features.

Response: Disclosure in the asset allocation section of the prospectus explains:

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April 26, 2010

•	that the dollar cost averaging program and the asset allocation program are not compatible and cannot be simultaneously elected (page 31 of the prospectus); similar disclosure has been added to the more detailed disclosure regarding the dollar cost averaging program (see page 28 of the prospectus).

•	that Cash Value is automatically rebalanced each year to maintain the Subaccounts and percentages for an Owner’s selected asset allocation model portfolio. (See page 30 of the prospectus).
The Company has added disclosure under the “Other Information” subheading in the “Asset Allocation Program” section of the prospectus to clarify that if you elect the asset allocation program, then (i) you can make partial surrender and surrender requests; (ii) you can elect to participate in the systematic withdrawal program, but (iii) you cannot also elect to participate in the dollar cost averaging program. In addition, the more detailed disclosure about the dollar cost averaging program has been revised to expressly provide that the dollar cost averaging program cannot be utilized in combination with the asset allocation program, the automatic rebalancing program, or the systematic withdrawal program (see page 28 of the prospectus). The more detailed disclosure about the automatic rebalancing program has been revised to note that annual rebalancing occurs under the asset allocation program (see page 27 of the prospectus).

c.	Comment: In the paragraph following “Note” on page 30, please specify the process by which an Owner whose participation in the asset allocation program has terminated may elect to again participate in the asset allocation program, including (i) with whom, if anyone, an Owner must consult, and (ii) whether an Owner must update information about the Owner by completing another standardized questionnaire before reentering the asset allocation program.

Response: The paragraph currently directs an Owner to contact our Home Office to reenter the asset allocation program. In response to this SEC staff comment, the disclosure has been revised to provide that an Owner must submit a request form, and may be required to submit an updated standardized questionnaire, before reentering the asset allocation program.

d.	Comment: Please confirm whether the brochure that would be provided to Owners contains the same information included in ETIMS’ Form ADV Part II.

Response: The Company confirms that the brochure contains the same information as ETIMS’ Form ADV Part II.

U.S. Securities and Exchange Commission
April 26, 2010

e.	Comment: In terms of timing, please reconcile the third bullet under “Annual Rebalancing” with the “Changes to Asset Allocation Model Portfolios.” (See page 30 of the prospectus.)

Response: The third bullet relates to the timing of the rebalancing that automatically occurs to keep a particular Owner’s Cash Value allocated according to the selected model portfolio. In contrast, the “Changes to Asset Allocation Model Portfolios” section deals with situations in which ETIMS may need to modify a particular model portfolio to keep the model in line with its stated goals. Put another way, the two portions of disclosure referred to in this SEC staff comment describe different actions that may be taken in connection with the asset allocation program-(i) the annual rebalancing of Cash Value to maintain the allocation percentages of the selected asset allocation model, and (ii) the changes that ETIMS can make to a particular asset allocation model to ensure that the model portfolio remains appropriate in light of its stated investment goals. Because the two portions of disclosure referred to in this SEC staff comment refer to two different actions that may be taken in connection with the asset allocation program, the Company respectfully submits that no revision to the prospectus disclosure is required to “reconcile” the current disclosure in response to the SEC staff comment.

f.	Comment: If the interest rate sweep program is not available under the Contract, please delete any references to that program in this section.

Response: In response to the SEC staff comment, the reference to the interest rate sweep program in the final paragraph under the subheading “Asset Allocation Program” has been removed.

g.	Comment: Please provide more information on the differences in investment strategies and risks of the different model portfolios. Among other things, for each model portfolio, please present the target allocations for each asset class of portfolio investments.

Response: For the following reasons, the Company respectfully declines to comply with the SEC staff comment. The Company believes that inserting the requested disclosure would add a level of detail to the prospectus that is unnecessary and, therefore, would needlessly lengthen the prospectus and would be inconsistent with the SEC staff’s own admonitions over the years for concise and streamlined prospectuses.

The current prospectus disclosure provides a summary of the asset allocation program available as a service in connection with the Contract, and points out to

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Owners who are interested in the service how they can obtain more detailed information about the program. That more detailed information about the program allows the Owner to make a fully informed choice among the asset allocation models. Prospectus disclosure that only highlights aspects of the asset allocation models is not (and should not leave the impression that it is) a substitute for materials with more detailed descriptions of the asset allocation models under the program. As such, the requested disclosure would neither complement nor supplement the more detailed information an Owner interested in the asset allocation program would receive, and in that regard, would not provide any additional benefit to Owners. Moreover, the Company notes that the disclosure requested by the SEC staff is not required by Form N-4, the SEC registration form for variable annuity separate accounts, nor by any other registration form for variable insurance products, nor has it been recommended in any published guidance from the SEC or the SEC staff.

It is also the Company’s understanding that detailed descriptions of investment strategies and risks of asset allocation models along with asset class target allocations for each model as the SEC staff has requested have not typically been included in prospectuses for variable insurance products that offer such programs as a service in connection with the variable product. The Company is aware of a few instances where variable insurance product issuers have chosen to include somewhat similar disclosure in prospectuses for their variable products, but only in instances where the election and continued availability of a living benefit rider was conditioned upon contract owner participation in a specified asset allocation model(s). In that regard, the Company notes that there are no living benefit riders offered in connection with the Contract.

For the reasons noted, the Company respectfully submits that it is appropriate and consistent with the disclosure approach followed by other variable insurance product issuers for the prospectus describing the Contract to give an overview of the asset allocation program and direct interested Owners on how to obtain more detailed information about such program.
8.	Comment: Please confirm that the “Legal Proceedings” section on page 53 of the prospectus is current and in compliance with Item 13 of Form N-4.

Response: The Company confirms that the disclosure in the “Legal Proceedings” section of the prospectus is current and in compliance with Item 13 of Form N-4.

9.	Comment: Please provide Tandy representations and written responses to the above comments in a letter filed as correspondence on EDGAR.

U.S. Securities and Exchange Commission
April 26, 2010

Response: The Company has provided the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence with the Amendment.

10.	Comment: Please provide written responses to the following comments prior to the effective date of this filing: 1, 2, 4, and 7.

Response: The Company has complied with SEC staff comment.
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          We believe that the Amendment is complete and responds to all SEC staff comments. If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at 202.383.0118. We greatly appreciate the staff’s efforts in assisting the Company with this filing.
Sincerely,
Thomas E. Bisset
Attachment

cc:	Min Oh Lillie Peshel Jennifer Morgan Patrice Pitts